Exhibit 12.1
Pinnacle Financial Partners
Ratio of Combined Fixed Charges and Preference Dividends to Earnings

	9 months
	2008	2007	2006	2005	2004	2003
Fixed charges:
Interest expense — deposits	$57,584	$61,672	$40,032	$13,691	$5,829	$4,349
Interest expense — other borrowings	$10,893	$13,536	$8,698	$3,567	$1,573	$1,014
Amortized premiums, discounts and capitalized expenses related to indebtedness	$9	$12	$12	$12	$12	$—
Interest expense — rentals	$—	$—	$—	$—	$—	$—
Preference dividend requirements of consolidated subsidiaries	$—	$—	$—	$—	$—	$—

Total fixed charges:	$68,486	$75,220	$48,742	$17,270	$7,414	$5,363

Earnings:
Pretax earnings	$31,605	$33,034	$26,383	$11,248	$7,491	$3,980
Fixed charges above	$68,486	$75,220	$48,742	$17,270	$7,414	$5,363
Amortization of capitalized interest	$—	$—	$—	$—	$—	$—
Distributed income of equity investees	$—	$—	$—	$—	$—	$—
Pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	$—	$—	$—	$—	$—	$—

Less:
Interest capitalized	$—	$—	$—	$—	$—	$—
Preference securities dividend requirements of consolidated subsidiaries	$—	$—	$—	$—	$—	$—
Minority interest in pre-tax inocme of subsidiaries that have not incurred fixed charges	$—	$—	$—	$—	$—	$—

Total earnings	$100,091	$108,254	$75,125	$28,518	$14,905	$9,343

Ratio of fixed charges to earnings:
Excluding interest on deposits	390%	344%	403%	414%	573%	493%
Including interest on deposits	146%	144%	154%	165%	201%	174%